SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Amber Road, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

02318Y108
(CUSIP Number)

Rishi Bajaj

Managing Principal

Altai Capital Management, L.P.

1509 San Joaquin Plaza

Newport Beach, CA 92660

949-326-9612

With a copy to:

Marc Weingarten & Aneliya Crawford

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

212-756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 2 of 11 Page

1	NAME OF REPORTING PERSON Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,410,857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,410,857
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,410,857
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 3 of 11 Page

1	NAME OF REPORTING PERSON Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,410,857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,410,857
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,410,857
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 4 of 11 Page

1	NAME OF REPORTING PERSON Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,410,857
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,410,857
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,410,857
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 5 of 11 Page

1	NAME OF REPORTING PERSON Marshall Heinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 6 of 11 Page

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Act, the undersigned hereby amends the Schedule 13D originally filed on March 12, 2018, (the “Original Schedule 13D”), Amendment No. 1 filed on April 25, 2018, (“Amendment No. 1”) and Amendment No. 2 filed on December 17, 2018 (“Amendment No. 2”) with this Amendment No. 3 (“Amendment No. 3,” and together with the Original Schedule 13D and Amendment No. 1 and Amendment No. 2, the “Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Amber Road, Inc., a Delaware corporation (the “Company” or the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 2, 3, 4, 5, 6 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Items 2(a) – (f) of the Schedule 13D are hereby amended and restated as follows:

(a) This Schedule 13D is filed by: (i) Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Investment Manager”); (ii) Altai Capital Management, LLC, a Delaware limited liability company (“IMGP”); (iii) Mr. Rishi Bajaj (“Mr. Bajaj”; and, collectively with Investment Manager and IMGP, “Altai”); and (iv) Mr. Marshall Heinberg (“Mr. Heinberg”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.” Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

This Schedule 13D relates to the Common Stock held for the account of Altai Capital Osprey, LLC, a Delaware limited liability company (“Osprey”) and certain accounts separately managed by Investment Manager (the “Separately Managed Accounts”). Investment Manager serves as investment manager to Osprey and the Separately Managed Accounts. Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Common Stock held for the account of Osprey and the Separately Managed Accounts. This Schedule 13D also relates to the Common Stock held in the account of Mr. Heinberg and in the accounts of his family members, which may be deemed to be beneficially owned by Mr. Heinberg. The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

(b) The address of the business office of the Investment Manager, IMGP and Mr. Bajaj is 1509 San Joaquin Plaza, Newport Beach, CA 92660. The business address of Mr. Heinberg is 575 Lexington Avenue, 28th Floor, New York, NY 10022.

(c) The principal business of Investment Manager is serving as the investment manager of certain investment funds, including Osprey and the Separately Managed Accounts. The principal business of IMGP is serving as the general partner of Investment Manager. The principal business of Mr. Bajaj is serving as managing principal of Investment Manager and member of IMGP. The principal business of Mr. Heinberg is serving as an advisor and as the Managing Director of MAH Associates, LLC, which provides strategic advisory and consulting services.

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 7 of 11 Page

(d) – (e) During the last five years, no Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Investment Manager is a Delaware limited partnership. IMGP is a Delaware limited liability company. Mr. Bajaj is a citizen of the United States of America. Mr Heinberg is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons (other than Mr. Heinberg) used approximately $21,319,236 (including brokerage commissions) in the aggregate to purchase the Common Stock for the account of Osprey. A total of approximately $685,524 (including brokerage commissions) in the aggregate was used to purchase the Common Stock held by the Separately Managed Accounts.

The source of the funds used by Osprey to acquire the Common Stock reported herein is the working capital available to Osprey and margin borrowings described in the following sentence. Such shares of Common Stock are held by Osprey in margin accounts, which may extend margin credit to Osprey from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

The source of funds used to acquire the Common Stock held by the Separately Managed Accounts is the working capital available to the Separately Managed Accounts.

Mr. Heinberg used a total of approximately $146,686 in the aggregate to acquire the Common Stock beneficially owned by him.

The source of funds used to acquire the Common Stock beneficially owned by Mr. Heinberg was his personal funds, his domestic partner's personal funds, and funds from his children's trusts.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 8 of 11 Page

On January 18, 2019, Osprey submitted to the Issuer a formal notice (the “Notice”) of its intent to nominate two individuals—Mr. Heinberg and Jim Watson (collectively, the “Nominees”)—for election to the Issuer’s board of directors (the “Board”) at the 2019 annual meeting of stockholders of the Issuer (the “Annual Meeting”). The Notice also disclosed Investment Manager’s intent to solicit proxies from the stockholders of the Issuer to elect the Nominees at the Annual Meeting.

The shares of Common Stock that Mr. Heinberg may be deemed to beneficially own were acquired for investment purposes. Mr. Heinberg has agreed to serve as one of the Nominees for election to the Issuer’s Board at its Annual Meeting and has entered into a Nominee Agreement with Investment Manager (the “Nominee Agreement”), which is further described in Item 6 of the Schedule 13D and a form of which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated by reference into this Item 4.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a) – (c) of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) As of the date hereof, the aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 2,430,357 shares of Common Stock, which represents approximately 8.7% of the Issuer’s currently outstanding Common Stock. The percentages used in this Schedule 13D are calculated based upon approximately 27,792,234 shares of Common Stock outstanding as of November 5, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2018.

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, Investment Manager, IMGP and Mr. Bajaj may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Reporting Persons other than Mr. Heinberg. Each of Investment Manager, IMGP and Mr. Bajaj disclaims beneficial ownership of such shares of Common Stock for all other purposes. Each of Investment Manager, IMGP and Mr. Bajaj disclaims beneficial ownership of the shares of Common Stock deemed to be beneficially owned by Mr. Heinberg. Mr. Heinberg disclaims all ownership, direct, beneficial, or otherwise of all shares of Common Stock, including the 4,900 shares of Common Stock held in the accounts of his family members, other than the 14,600 shares of Common Stock held in his own accounts.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of the Amendment No. 2 is set forth in Schedule 1 hereto and is incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 9 of 11 Page

On January 18, 2019, each of the Nominees entered into a Nominee Agreement with the Investment Manager substantially in the form attached as Exhibit 99.2 to this Schedule 13D whereby each Nominee has agreed to become a member of a slate of nominees and stand for election as a director of the Issuer in connection with a proxy solicitation (the “Proxy Solicitation”) which may be conducted by the Investment Manager in respect of the Annual Meeting. Pursuant to each Nominee Agreement, the Investment Manager has agreed to pay the costs of soliciting proxies in connection with the Proxy Solicitation, and to defend and indemnify the Nominees against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as a candidate for election to the Issuer’s Board and the Proxy Solicitation in support of their election. The Investment Manager agreed to compensate Mr. Heinberg under his Nominee Agreement in the form of a one-time fee in the amount of $25,000 following the date the Notice is submitted. If elected, the Nominees will be entitled to such compensation from the Issuer as is consistent with the Issuer’s practices for services of non-employee directors.

The foregoing description of the Nominee Agreement is qualified in its entirety by reference to the full text of the Nominee Agreement, a form of which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated by reference into this Item 6.

On January 18, 2019, Altai and Mr. Heinberg entered into a Joint Filing Agreement in which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 99.3 to this Schedule 13D and is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Schedule 1 – Transactions of the Reporting Persons Effected Since the Filing of Amendment No. 2
Exhibit 99.2 – Form of Nominee Agreement
Exhibit 99.3 – Joint Filing Agreement, dated January 18, 2019

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 10 of 11 Page

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Date: January 18, 2019

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

/s/ Rishi Bajaj
Name: Rishi Bajaj

/s/ Marshall Heinberg
Name: Marshall Heinberg

CUSIP No. 02318Y108	SCHEDULE 13D/A	Page 11 of 11 Page

SCHEDULE 1

Transactions of the Reporting Persons Effected

Since the Filing of Amendment No. 2

The following table sets forth all transactions in the Common Stock effected by each of the Reporting Persons since the filing of Amendment No. 2:

Investment Manager

Date	Security	Amount of Shares Bought (Sold)	Approximate Price per Share (excluding commissions)
12/27/2018	Common Stock	32,303	$7.8333
12/28/2018	Common Stock	100	$8.0000
1/3/2019	Common Stock	400	$8.0000

All of the above transactions were effected on the open market.